Exhibit 4.6

The terms of Type B Warrants issued by the Company pursuant to oral agreements are as follows:

Type B Warrants are not being registered under this offering.  Type B Warrants entitle the holder to receive a set amount of shares of common stock of the Company upon a going public event in the U.S., as specified in the Warrant.  No additional consideration for the shares of common stock is required upon exercise. Type B Warrants are not exercisable for products nor redeemable for cash.  The aggregate amount of shares of Common Stock which can be acquired upon exercise of all issued and outstanding Type B Warrants is 2,491,108.